                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

     |X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
              For the fiscal year ended December 31, 2000,

                                       OR

     | | TRANSITIONAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
              For the transition period from ______ to _____.

                          Commission file number 1-313

                 THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN
                 -----------------------------------------------

                            (Full title of the Plan)

    THE LAMSON & SESSIONS CO. 25701 Science Park Drive, Cleveland, Ohio 44122
    -------------------------------------------------------------------------
           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

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                            THE LAMSON & SESSIONS CO.
                              DEFERRED SAVINGS PLAN


                              FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999











                              MOORE STEPHENS APPLE
                          CERTIFIED PUBLIC ACCOUNTANTS






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                 THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN


                              FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999


                                TABLE OF CONTENTS


                                                                          Page
                                                                          ----

Independent Auditors' Report                                                 4

Financial Statements

         Statements of Net Assets Available for Benefits
                  - Modified Cash Basis                                      6

         Statements of Changes in Net Assets Available for Benefits
                  - Modified Cash Basis                                      7

Notes to the Financial Statements                                            8

Schedule of Assets Held for Investment Purposes at Year End                 16

                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors
The Lamson & Sessions Co.

We have audited the accompanying statements of net assets available for benefits
- modified cash basis of The Lamson & Sessions Co. Deferred Savings Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits - modified cash basis for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Lamson & Sessions Co. Deferred Savings Plan as of December 31, 2000 and 1999, and changes in its net assets available for benefits for the year then ended in conformity with the modified cash basis of accounting.

As described in Note B, these financial statements were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

Our audits of the Plan's financial statements as of and for the years ended December 31, 2000 and 1999, were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of and for the year ended December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2000, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Moore Stephens Apple

Westlake, Ohio

May 31, 2001

                                 THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS - MODIFIED CASH BASIS



                             DECEMBER 31,      2000              1999
                                           -----------        -----------

           ASSETS

CASH                                       $    17,432        $    20,241

INVESTMENTS, AT FAIR VALUE:
    Mutual funds                            26,737,880         26,430,693
    Cash value of life insurance               126,263            106,415
    Lamson & Sessions Company stock          1,206,387            456,247
                                           -----------        -----------
                                            28,070,530         26,993,355
                                           -----------        -----------

RECEIVABLES:
    Employer's contribution                    433,714             34,765
    Participant's contributions                 72,340             86,564
    Participant loans                          657,395            592,307
    Other                                       23,348                  -
                                           -----------        -----------
                                             1,186,797            713,636
                                           -----------        -----------

        Total Assets                        29,274,759         27,706,991
                                           -----------        -----------

           LIABILITIES

    Accrued expenses                            17,479                  -
                                           -----------        -----------

NET ASSETS AVAILABLE FOR BENEFITS          $29,257,280        $27,706,991
                                           ===========        ===========


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The accompanying notes are an integral part of these financial statements.

                                 THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS - MODIFIED CASH BASIS

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                           YEARS ENDED DECEMBER 31,        2000                1999
                                                       ------------         ------------

ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
    Investment income
        Net (depreciation) appreciation in fair
        value of investments                           $ (1,232,827)        $  2,024,075
        Interest and dividends                            1,686,125            1,399,870
                                                       ------------         ------------
                                                            453,298            3,423,945
                                                       ------------         ------------

    Contributions
        Employee salary deferrals                         2,101,997            2,089,489
        Employer matching and profit sharing              1,402,030              773,770
        Rollover contributions                               27,551                5,288
                                                       ------------         ------------
                                                          3,531,578            2,868,547
                                                       ------------         ------------
        TOTAL ADDITIONS                                   3,984,876            6,292,492
                                                       ------------         ------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:
    Benefits paid to participants                         2,425,000            2,612,375
    Insurance premiums                                        9,587                9,587
                                                       ------------         ------------
        TOTAL DEDUCTIONS                                  2,434,587            2,621,962
                                                       ------------         ------------

        NET INCREASE IN NET ASSETS                        1,550,289            3,670,530

NET ASSETS AVAILABLE FOR BENEFITS:
    BEGINNING OF YEAR                                    27,706,991           24,036,461
                                                       ------------         ------------

    END OF YEAR                                        $ 29,257,280         $ 27,706,991
                                                       ============         ============








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The accompanying notes are an integral part of these financial statements.

                                 THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS
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                          DECEMBER 31, 2000 AND 1999

NOTE A - DESCRIPTION OF PLAN

         The following description of the The Lamson & Sessions Co. (the Company) Deferred Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the plan's provisions.

         1.        GENERAL

         The Plan is a defined contribution plan covering substantially all employees of the Company. Employees are eligible to participate in the plan on the first day of the calendar quarter after which they have attained the age of 21 and completed one-half (1/2) year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company is the Plan's administrator. The 401(k) Company is the Plan's record keeper. The Plan's custodian is the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation which was acquired by Credit Suisse First Boston in November, 2000 (Pershing).

         2.        CONTRIBUTIONS

         Each year, participants contribute 1% to 15% of their eligible compensation (pre-tax contributions), as defined in the Plan. The Company contributes a matching contribution equal to 50% of the participant's contribution, not to exceed 6% of the participant's compensation for any plan year.

         Effective January 1, 2000 for each salaried participant for whom a salary reduction contribution has been made, the employer shall also contribute an additional matching contribution equal to 25% of such salary reduction contribution, up to the first 6% of the participant's contribution. This additional contribution is required to be contributed or initially invested in the Lamson & Sessions Stock Fund. Immediately following such contribution or initial investment in stock, the participant shall have the ongoing option to redirect the investment of such matching contributions among the investment options available under the Plan.

         In addition, the Company can make a discretionary matching contribution. A participant is eligible to receive the contributions if they were employed with the Company on the last day of the Plan year for which the contribution is made and they have completed one year of service during the Plan year.

                                 THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS
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                          DECEMBER 31, 2000 AND 1999

NOTE A - DESCRIPTION OF PLAN - CONTINUED

         3.        PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's elective contributions, allocations of the Company's contributions and earnings on those contributions. Forfeitures due to the distribution of a participant's account before the participant has become fully vested reduce subsequent company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         Participants may direct their individual account balances as of December 31, 2000 among the following investment options:

                  Bond Fund of America - This fund seeks a high level of current income consistent with preservation of capital by investing primarily in high quality corporate bonds and U.S. government securities.

                  EuroPacific Growth Fund - A foreign stock fund that seeks long-term capital appreciation by investing in companies located outside the United States.

                  Stable Value Fund - This fund seeks to produce consistent, positive returns for investors while preserving principal and maintaining liquidity.

                  Templeton Developing Markets Fund - An emerging market stock fund that seeks long-term capital appreciation by investing in stocks of issuers in countries with developing markets.

                  Fundamental Investors Fund - A large company value fund that invests primarily in large company stocks or investments that are convertible to stock. It seeks both long term growth of capital and current income.

                  Franklin Balance Sheet Investment Fund - A small company value fund that seeks capital appreciation primarily through investment in securities that the fund's manager believes are undervalued in the marketplace.

                  Franklin Real Estate Securities - A specialty real estate fund that seeks to maximize total return by investing in real estate securities.

                  Lord Abbett Developing Growth A Fund - A small company growth fund that seeks long-term capital growth by investing in stocks of companies with dramatic growth potential.

                                 THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS
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                          DECEMBER 31, 2000 AND 1999


NOTE A - DESCRIPTION OF PLAN - CONTINUED

                  Fidelity Advisor Equity Growth Fund - This fund seeks to achieve capital appreciation by investing primarily in common stock of companies with above-average characteristics.

                  Putnam International Voyager Fund - This fund seeks long-term capital appreciation by investing primarily in equity securities of small and mid-capitalization companies whose principle place of business is located outside of the United States or whose securities are principally traded on foreign markets.

                  Lamson & Sessions Stock Fund - Funds are invested in common stock of the The Lamson & Sessions Co. The Fund's objective is to provide investment returns linked to Lamson & Sessions' long-term capital appreciation and offer employees a convenient way to invest in Lamson & Sessions' stock.

         In addition, subject to the terms of the Plan, participants with sufficient vested balances may borrow from their fund accounts. Participant loans are an additional investment option under the terms of the Plan.

         Prior to January 1, 1998, the Plan also offered participants the option to invest in life insurance. Participants with portions of their accounts invested in life insurance at January 1, 1998 have the option of keeping the insurance in place, but additional investments in insurance are no longer permitted.

         4.        VESTING

         Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portions of their accounts plus actual earnings thereon is based on Years of Service as defined by plan provisions. A participant is fully vested after five years.

                                 THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                          DECEMBER 31, 2000 AND 1999

NOTE A - DESCRIPTION OF PLAN - CONTINUED

         5.        PARTICIPANT LOANS RECEIVABLE

         Participants may borrow from their fund accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50 percent of their vested balance in all their accounts reduced by their highest outstanding loan balance within the twelve (12) preceding months. Loan transactions are treated as transfers to (from) the investment fund from (to) the Participant Notes fund. A loan must be repaid through payroll withholding, the repayments must be periodic, and the term must not exceed five (5) years unless the proceeds are used to acquire a home. Such loans can be repaid over a maximum of fifteen (15) years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the trustees on the date the loan is made. Interest rates currently charged on outstanding balances range from 7.25 percent to
         11.58 percent.

         6.        PAYMENT OF BENEFITS

         Benefits upon retirement, death or other termination of employment may be paid either in a lump sum or in periodic payments. Withdrawals from a participant's account may be made prior to termination, subject to certain restrictions.

         7.        PLAN EXPENSES

         The Lamson & Sessions Co. absorbs all costs to administer the Plan.

         8.        FORFEITURES

         Forfeited nonvested accounts are used to reduce employer contributions. In 2000 and 1999, the amount of forfeited nonvested accounts which were applied to reduce such contributions were $34,031 and $42,485, respectively.

         9.        RECLASSIFICATIONS

         Certain amounts for the year ended December 31, 1999 have been reclassified to conform with the presentation for the current year.

                                 THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS
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                          DECEMBER 31, 2000 AND 1999

NOTE B - SUMMARY OF ACCOUNTING POLICIES

         1.       BASIS OF ACCOUNTING

         The financial statements of the Plan are prepared under the modified cash basis of accounting. Under this basis, contributions which are withheld by the plan sponsor but not allocated to participant accounts at year end are recorded as a receivable. In addition pending trades and certain withholdings are included in accrued expenses.

         2.       INVESTMENT VALUATION AND INCOME RECOGNITION

         The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant loans receivable are valued at their outstanding principal balance. Life insurance contracts are valued at cash value.

         Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recorded when received.

         3.       PAYMENT OF BENEFITS

         Benefits are recorded when paid.

         4.       USE OF ESTIMATES

         The preparation of financial statements, in conformity with the modified cash basis of accounting, requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

                                 THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS
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                          DECEMBER 31, 2000 AND 1999

NOTE C - INVESTMENTS

         The following table presents investments at December 31, 2000 and 1999. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                        2000                  1999
                                                        ----                  ----

         Bond Fund of America                       $  2,304,860          $  2,110,279
         EuroPacific Growth Fund                       1,590,446             2,037,655
         Stable Value Fund                             4,567,769             4,427,904
         Fundamental Investors                         6,263,171             6,234,530
         Franklin Balance Sheet Investment Fund        2,587,268             1,757,154
         Franklin Real Estate Securities               1,499,243             1,062,686
         MFS Massachusetts Investors Trust                     -             5,360,902
         Lord Abbett Developing Growth A               1,937,332             2,198,142
         Fidelity Advisor Equity Growth Fund           4,725,021                     -
         Other                                         2,595,420             1,804,103
                                                    ------------          ------------

                                                    $ 28,070,530          $ 26,993,355
                                                    ============          ============


         During 2000 and 1999, the Plan's investments, including investments bought, sold and held during the year, (depreciated) appreciated in value by $(1,252,675) and $2,024,075, respectively, as follows:

                                                         2000                   1999
                                                         ----                   ----

         Mutual funds at fair value as determined
         by quoted market prices.                   $  (1,792,351)        $   2,044,793

         Life insurance contracts at cash value.           19,848                 9,287

         The Lamson & Sessions Co. stock at
         fair value as determined by quoted market
         prices.                                          539,676               (30,005)
                                                    -------------         -------------

                                                    $  (1,232,827)        $   2,024,075
                                                    =============         =============

                                 THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS
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                          DECEMBER 31, 2000 AND 1999

NOTE D - TAX STATUS

         The Internal Revenue Service has determined and informed the Company by a letter dated February 14, 1996, that the plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE E - PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will immediately become 100% vested in their accounts.

NOTE F - RELATED PARTY TRANSACTIONS

         The Lamson & Sessions Stock Fund invests in Lamson & Sessions Co. common stock, which is traded on the New York Stock Exchange under the symbol LMS. The fund maintains short-term cash sufficient to meet its estimated daily cash needs. The fund purchases shares of Lamson & Sessions Co. common stock on the open market at open market prices. Transactions in the fund qualify as party-in-interest transactions.

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                            SUPPLEMENTAL INFORMATION

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                                 THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT

YEAR END                         EIN: 34-0349210                      PLAN : 028
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                                DECEMBER 31, 2000

     COLUMN A          COLUMN B                           COLUMN C                                        COLUMN E
     --------          --------                           --------                                        --------

                   IDENTITY OF ISSUE,
                       BORROWER,
                       LESSOR OR                        DESCRIPTION OF                                     CURRENT
                     SIMILAR PARTY                       INVESTMENT(1)                                      VALUE
                     -------------                        ----------                                        -----

                    American Funds                 Bond Fund of America                               $     2,304,860

                                                   EuroPacific Growth Fund                                  1,590,446

                                                   Fundamental Investors                                    6,263,171

                    Franklin Templeton             Developing Markets Fund                                    533,928

                                                   Balance Sheet Investment Fund                            2,587,268

                                                   Real Estate Securities                                   1,499,243

                    Fidelity                       Advisor Equity Growth Fund                               4,725,021

                    Lord Abbett                    Developing Growth A                                      1,937,332

                    Invesco                        Stable Value Fund                                        4,567,769

                    New England                    Cash Value of Insurance                                    126,263

                    Putnam                         International Voyager Fund                                 728,842

         *          Lamson & Sessions              Stock Fund                                               1,206,387

                    Participant Loans              Participant loans with various rates of
                                                      interest from 7.25% to 11.58% and various
                                                      maturity dates through 2016                             657,395
                                                                                                        --------------

         TOTAL ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END                                        $    28,727,925
                                                                                                        ==============



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*Party-In-Interest

1 Including maturity date, rate of interest, collateral, par or maturity value, where applicable.

                                   SIGNATURES

                  The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                THE LAMSON & SESSIONS CO.
                                                DEFERRED SAVINGS PLAN

Date:  June 20, 2001                            By:/s/ James J. Abel
                                                   -----------------------------
                                                      James J. Abel
                                                      Trustee